21001803

IISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 01 2021

Washington, DC

SEC FILE NUMBER
8-68580

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quadriga Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Columbine, Suite 200

(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit, LLC

(Name – *if individual, state last, first, middle name*)

999 18th Street, Suite 3000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quadriga Securities, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA PAULINE BAIRD
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184026004
MY COMMISSION EXPIRES 06/21/2022

Signature

Financial and Operations Principal
Title

2/18/21
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUADRIGA SECURITIES, LLC

Table of Contents

Report of Independent Registered Public Accounting Firm

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

To The Member of
Quadriga Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Quadriga Securities, LLC as of December 31, 2020, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Quadriga Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Quadriga Securities, LLC's management. Our responsibility is to express an opinion on Quadriga Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Quadriga Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Quadriga Securities, LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Quadriga Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditor since 2020.

Summit llc

Summit LLC

Denver, Colorado

February 16, 2021

QUADRIGA SECURITIES, LLC
Statement of Financial Condition
December 31, 2020

ASSETS	
Current Assets	
Checking/Savings	
FB Operating Acct xxx-xxx-1531	1,182,285
Total Checking/Savings	1,182,285
Other Current Assets	
Non-Allowable Assets	568
Total Other Current Assets	568
Total Current Assets	1,182,853
TOTAL ASSETS	$1,182,853
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable and Accrued Expenses	36,503
Total Current Liabilities	36,503
Total Liabilities	$36,503
Equity	
Member Distribution	(865,000)
Members Contribution	100,000
Members Draw	(5,447,717)
Members Equity	5,736,370
Net Income	1,622,697
Total Equity	$1,146,350
TOTAL LIABILITIES & EQUITY	$1,182,853

See notes to financial statements.

QUADRIGA SECURITIES, LLC
Statement of Operations
For the Year ended December 31, 2020

	FYE Dec 31 2020
Ordinary Income/Expense	
Income	
Expense Reimbursement	$ 29,482
Success Fee Income	1,675,963
Total Income	1,705,445
Expense	
Selling, General & Administrative	69,440
Registration and Licensing	13,307
Total Expense	82,747
Net Ordinary Income	1,622,697
Net Income	$1,622,697

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance - December 31, 2019	$ 13,653
Shareholder Distributions	(490,000)
Net Income	1,622,697
Balance - December 31, 2020	$ 1,146,350

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

OPERATING ACTIVITIES	
Net Income	$1,622,697
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Non-Allowable Assets:CRD Flex Funding Account	196
Non-Allowable Assets: Prepaid Expenses	(623)
Accounts Payable	22,475
Accrued Liabilities:Annual Assessment	727
Accrued Liabilities:Annual Audit	2,520
Net cash provided by Operating Activities	1,647,992
FINANCING ACTIVITIES	
Member Distribution	(490,000)
Net cash provided by Financing Activities	(490,000)
Net cash increase for year	1,157,992
Cash at beginning of year	242,933
Cash at end of year	$1,182,285

See notes to financial statements.

Notes to Financial Statements

<u>Note 1 - Description of Business and Summary of Significant Accounting Policies</u>

Quadriga Securities, LLC (the "Company") was formed in the state of Colorado on January 11, 2010 pursuant to the provisions of the Colorado Limited Liability Company Act. The Company is engaged in two business areas acting as a "finder" in private placement of securities and mergers and acquisitions advisory services. The Company's business is national in scope.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is wholly owned by Quadriga Partners, LLC ("Partners"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

<u>Cash</u>

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company had $1,182,285 in cash equivalents as of December 31, 2020.

<u>Concentrations of Credit Risk</u>

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

<u>Fair Value of Financial Instruments</u>

The carrying amounts of financial instruments, including cash, approximated fair value as of December 31, 2020 because of the relatively short maturity of these instruments.

<u>Revenue Recognition</u>

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. These are reflected as "success fees" in the accompanying statement of operations. Advisory income is recognized as services are provided. Interest income is recognized when earned.

<u>Income Taxes</u>

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported in the income tax returns of the Company's

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

member, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the Company's member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Subsequent Events

The Company has evaluated events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Note 3 - Related Party Transactions

The Company is wholly owned by Partners. Pursuant to an expense sharing agreement with Partners, the Company agreed to pay Partners $750 per month for personal property, utilities, and office space until August 2020, at which time the Company entered into a new expense sharing agreement, agreeing to pay Partners $5,900 per month. During the year ended December 31, 2020, the Company paid $37,650 under the agreement.

Note 4 - Member's Equity

Effective January 11, 2010, the Company adopted an Operating Agreement (the "Agreement"). The Agreement specifies the class of units, capital contributions, and accounts, as well as allocations and distributions, including profits and losses.

The Agreement specifies there shall be one class of units, and each unit holder shall share proportionately in the costs, credits, income, revenues, gains, losses, or distributions allocated. Each unit shall have voting rights on any matter presented to the member. At inception, the Company issued 100 units to Partners.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital as of December 31, 2020 was $1,145,782 which was $1,140,782 in excess of its required minimum net capital of $5,000. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 3.19 to 1 as of December 31, 2020.

Note 6 - Commitments and Contingencies

During the normal course of business, the Company is subject to inquiries by the SEC as well as the FINRA. Management does not believe the impact of such inquiries, if any, will have a material effect on the accompanying financial statements.

The Company has an agreement with a third party for financial reporting and other financial and compliance support services, which calls for monthly payments of $2,486. The Company paid $33,144 under this agreement during the year ended December 31, 2020.

Note 7 – Financial Instruments, Off-Balance Sheet Risks And Uncertainties

The Company is engaged in various investment banking agreements with independent counterparties In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company manages its exposure to the risk on a routine basis.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2020, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

The Company has entered into investment banking agreements with several counterparties. For the year ended December 31, 2020, the Company's total revenue was $1,705,445, from each of the three agreements with CCAC Physical Therapy, (33%), Hospice of the West (65%) and Onyx (2%).

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

SUPPLEMENTAL INFORMATION

QUADRIGA SECURITIES, LLC

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Net Capital

Total member's equity	$ 1,146,350
Additions/deductions	- 568
Net capital	$ 1,145,782

Aggregate Indebtedness

Total aggregate indebtedness	$ 36,503

Computation of Basic Net Capital Requirements

Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 1,140,782
Ratio of aggregate indebtedness to net capital	3.19

Reconciliation with the Company's computation:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

QUADRIGA SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

QUADRIGA SECURITIES, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Report Of Independent Registered Public Accounting Firm on Exemption Report

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

To The Member of
Quadriga Securities, LLC

We have reviewed management's statements as of and for the year ending December 31, 2020, included in the accompanying Exemption Report, in which (1) Quadriga Securities, LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which Quadriga Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Quadriga Securities, LLC stated that Quadriga Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Quadriga Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quadriga Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado

February 16, 2021

QUADRIGA SECURITIES, LLC

Exemption Report

Quadriga Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Quadriga Securities, LLC

I, Karen A. Steighner, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____

Title: Financial and Operations Principal

February 16, 2021

Independent Accountant's Agreed Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

To the Member of Quadriga Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Quadriga Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado

February 16, 2021

QUADRIGA SECURITIES, LLC

SIPC Assessment Reconciliation
Pursuant to Form SIPC-7
December 31, 2020

General Assessment per Form SIPC-7 Including Interest	$	1,720
Less Payments Made with SIPC-6		(907)
Amount Paid with SIPC-7	$	813